09040358

UNITED STATES
.S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
MAR 30 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FKA **Seligman Services, Inc.**
Riversource Services Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey P. Fox **(612) 671-6741**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) **New York** (City) **New York** (State) **10036** (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey P. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Seligman Services, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

PATRICIA A JEWELLE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-10

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Services, Inc.
Statement of Financial Condition
December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Seligman Services, Inc.

We have audited the accompanying statement of financial condition of Seligman Services, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seligman Services, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 23, 2009

Seligman Services, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Cash and cash equivalents	$	1,048
Service fees receivable from Affiliate		154
Equipment, net		1
Deferred tax asset		25
Other assets		55
Total Assets	$	1,283
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	122
Payables to Affiliates		20
Total Liabilities		142
Stockholder's Equity		1,141
Total Liabilities and Stockholder's Equity	$	1,283

See accompanying notes.

(Dollars in Thousands except share data)

1. Organization and Significant Accounting Policies

Organization

Seligman Services, Inc. (the "Company") is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co. Incorporated. ("Seligman"). Seligman was acquired on November 7, 2008 by RiverSource Investments, LLC ("RiverSource Investments"), a wholly owned subsidiary of Ameriprise Financial, Inc. (the "Parent") The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Effective January 2009, the Company was renamed RiverSource Services, Inc.

The Company's business is to respond to inquiries from shareholders with respect to the investment companies which, prior to November 7, 2008, were managed by Seligman and, effective November 7, 2008, by RiverSource Investments (the "Investment Companies") and, in connection therewith, to provide shareholder liaison services to such shareholders.

Statement of Financial Condition Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ.

Significant Accounting Policies

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at amounts which, because of their short-term nature, approximate fair value.

Cash and Cash Equivalents: Cash equivalents are highly liquid investments with original or remaining maturities of 90 days or less when purchased. The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund"). At December 31, 2008 the Company held 1,047,580 shares of the Cash Management Fund having a net asset value of $1.00 per share.

Income Taxes: Subsequent to the acquisition of Seligman on November 7, 2008, the Company, along with Seligman, files a consolidated income tax return with the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current

(Dollars in Thousands except share data)

tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

Prior to November 7, 2008, Seligman had elected to treat the Company as a qualified subchapter S Subsidiary. The Company is included in the Federal and state S Corporation income tax returns and the combined local income tax return of Seligman for the period prior to November 7, 2008. No Federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computed its income tax provision for state and local taxes on a separate company basis in accordance with a tax sharing arrangement with Seligman for the period prior to November 7, 2008.

As more fully disclosed in footnote 7, the Company has various agreements with affiliated entities relating to reimbursements for administrative and compliance costs. The accompanying financial statement may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity.

2. Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no impact of adopting FIN No. 48 on the Company's financial condition.

In October 2008, the FASB issued FASB Staff Position ("FSP") Financial Accounting Standard ("FAS") 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP 157-3"), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS No. 157") in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value

(Dollars in Thousands except share data)

measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except for certain financial instruments as defined in SFAS No. 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial condition.

In accordance with FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP 157-2"), the Company will defer the adoption of SFAS No. 157 until January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 3 for additional information regarding the fair value of the Company's assets and liabilities.

3. Fair Values of Assets and Liabilities

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale. Assets and liabilities reported at fair value are classified using a three-level hierarchy. Level 1 is for unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date. Level 2 is for prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities. Level 3 is for prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's cash equivalents are classified as Level 1 and are measured at fair value. No other financial instruments that are required to be measured at fair value existed at December 31, 2008.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain net capital equal to the greater of $5 or 6-2/3% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $885, which was $876 in excess of its required net capital of $9. The Company's net capital ratio was 0.16 to 1.

(Dollars in Thousands except share data)

Advances to Affiliates and other equity withdrawals, including dividends, are subject to certain notification and other provisions on the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

5. Commitments and Contingencies

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

6. Income Taxes

The Company's deferred income tax asset as of December 31, 2008 consists of the following:

Deferred income tax assets:	
Accrued severance	$ 25
Total deferred income tax assets	25

The Company is required to establish a valuation allowance for any portion of the deferred income tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax asset, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for uncertain tax benefits as of December 31, 2008.

7. Related-Party Transactions

The Company has a Sales Agreement and a related Administration, Shareholder Services and Distribution Agreement with an affiliate, Seligman Advisors, Inc. ("SAI"), the exclusive distributor for the Investment Companies. Pursuant to this Sales Agreement, SAI pays the Company, with funds obtained from the Investment Companies, service fees for providing service and/or maintenance of shareholder accounts. At December 31, 2008, the Company had a receivable from SAI for service fees of $154.

Because SAI provides administrative and compliance support to the Company, the Company reimburses SAI for the administrative and compliance costs allocable to the Company monthly based on an expense sharing arrangement.

Payable to Affiliates represents expenses paid by Seligman on the Company's behalf and administrative and compliance service costs due to SAI.

Certain directors and/or officers of the Company were, prior to November 7, 2008, also directors and/or officers of Seligman and SAI and, after November 7, 2008, are also directors and/or officers of the aforementioned affiliates and RiverSource Investments.

All employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

Statement of Financial Condition

Seligman Services, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm